Mail Stop 4561

April 4, 2008

Robert F. Woods
Senior Vice President
   and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

> **Re: IKON Office Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 001-05964**

Dear Mr. Woods:

We have reviewed your response letter dated March 26, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 14, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

1.   We note your response to prior comment number 1. MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. Therefore, if management utilizes granular supplemental information to assess high-level trends, such information should be provided to readers of your MD&A to give them a thorough understanding of the company through the eyes of management. Specifically, copy volume data

should be disclosed since it is "used by management for analytical purposes, including formulating high-level conclusions regarding trends based on aggregated usage data." We refer you to sections I. B. and III. B. 1. of SEC Release 34-48960. Revise future filings accordingly.

2.   It appears from your response to prior comment number 1 that the copy volume data utilized for billing and revenue recognition purposes may differ from the copy volume data utilized by management to analyze business trends. Specifically, you indicate that data information used to recognize revenue "is not in a system that can be utilized to generate reporting…" and you are "reluctant to disclose an exact percentage of any increase or decrease" from the separate system utilized by management. In your discussion of the results of operations, your quantification of the amount of the change of each qualitative component that contributed to the increase or decrease in period to period financial information should be based on data that you rely upon when reporting such financial information. As such, explain why it is appropriate to base your quantitative discussion of changes in period to period revenue figures on data obtained from a separate system that is not utilized for billing (and revenue recognition) purposes. In addition, please further explain how and why the information from the more detailed data in the separate system used for management purposes is unreliable.

Consolidated Statements of Cash Flows, page 44

3.   We note your response to prior comment number 3. As previously requested, further explain why the cash flows related to lease receivables and the sale of lease receivables are appropriately classified within investing activities. As part of your response, please address the following:

- As previously requested, tell us why you believe the lease receivables are analogous to a loan to a customer, as indicated in your response to comment number 5 from our letter dated January 28, 2008, and why a loan to a customer is not an operating cash flow pursuant to paragraph 22 of SFAS 95;

- It appears from your response to prior comment number 3 that the nature of the cash flows relates to lease receivables generated through your captive finance subsidiaries. We note from page 52 of your Form 10-K that your captive finance subsidiaries are engaged in leasing equipment under direct financing leases. Clarify whether these leases are reclassified as sales-type leases when the subsidiaries are consolidated; and

- Your response to prior comment number 3 indicates that your presentation in the consolidated statements of cash flows is based on the classification by the part of your business representing your captive finance subsidiaries. We believe the classification should be guided by the substance of the transaction from the perspective of the consolidated entity. Describe in detail the substance of the transactions underlying the cash flows related to lease receivables from the standpoint of your consolidated company. Tell us whether the substance of the transaction is the sale of inventory in exchange for a long-term note receivable. If so, we believe SFAS 95 is clear that all cash flows related to the purchase or sale of inventory are operating cash flows. Refer to section II.C.1. of the December 1, 2005 Current Accounting and Disclosure Issues of the Division of Corporation Finance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief